

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2015

<u>Via E-mail</u>
Robert J. Oswald
Chief Executive Officer
Perk International, Inc.
5401 Eglinton Ave, West Suite 205
Toronto, Ontario, Canada

> **Re: Perk International, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed February 24, 2015**
> **File No. 333-189540**

Dear Mr. Oswald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2015 letter.

Risk Factors

The exercise of outstanding warrants will result in dilution to our current shareholders, page 15

1.   To provide context, please disclose the number of shares issuable upon exercise of your outstanding warrants.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the year ended May 31, 2014 with comparative…, page 17

2.   We note your response to comment 15 of our prior letter. In your revised disclosure on page 19, you begin to discuss the decline in product sales for the 12 months ended May 31, 2014 when compared to the five month period from inception to May 31, 2013, but promptly shift to a discussion of gross margin. Please expand your disclosure to explain

why your gross sales dropped during that period before moving on to gross margins and the effects on profitability.

Results of Operations for the year ended May 31, 2014 with comparative…, page 17

Results of Operation for the three months ended August 31, 2014 and 2013

3.   Your disclosure on pages 7 and 8 discusses ad and sponsorship revenues being an integral part of your business model. Please discuss and quantify the amount of revenues attributable to ad and sponsorship revenues and any trends in this revenue source.

4.   Please revise to discuss the reasons for the increases in revenues and gross profit from products and services for the interim period since fiscal year end.

5.   We note in response to 19 of our prior letter you have revised the disclosure on page 25. In the revised disclosure you discuss a decrease in compensation due to the decline in a major order (known as "the admerge media order") and the accompanying loss in revenue. Please revise your Management Discussion and Analysis of Financial Condition and Results of Operations to discuss the decline in this order.

Directors and Executive Officers, Promoters and Control Persons, page 22

6.   We note that Andrew Gaudet was Vice President of Business Development for Seaquest Global Corporation from 2010 to 2012. Please provide disclosure regarding Seaquest Global Corporation's bankruptcy.

Summary Compensation, page 24

Narrative to Summary Compensation Table, page 25

7.   We note your revised disclosure in response to comment 19 of our prior letter. Please explain what is meant by "agreed to revise their consulting agreements to reflect what they actually received in compensation" and "[b]oth executives concluded that their income set forth in the above Summary Compensation Table for 2014 better reflected the work actually performed…"

Security Ownership of Certain Beneficial Owners and Management, page 26

8.   Please include Louis Isabella (Chief Financial Officer, Treasurer and Secretary) and Andrew Gaudet (Vice President) in the beneficial ownership table. Refer to Regulation S-K Item 403(b).

Exhibit 10.5

Description of Matt O'Brien Loan

9.   We note you have filed a description of the related party loan issued to Matt O'Brien in response to comment 22 of our prior letter. Please file an executed copy of your loan agreement with Mr. O'Brien. You may wish to refer to Item 601 of Regulation S-K.

Exhibit 99.1

Balance Sheets at May 31, page 3

11. Economic Dependence, page 14

10.   We note your response to comment 29. Since you do not have a provision for any allowance for doubtful accounts receivable and some of your customers "have not adhered to" your payment terms, please disclose your allowance for doubtful accounts receivable accounting policy.

Exhibit 99.2

Interim Financial Statements

11.   We note your response to comment 28. Please file updated financial statements through November 30, 2014. The Form 8-K reporting the acquisition should contain financial statements of the accounting acquirer for the unaudited interim financial statements *through the quarter immediately preceding the transaction* (and comparable prior interim period) and pro forma information depicting the effects of the acquisition.

Exhibit 99.3

Unaudited Pro Forma Condensed Financial Statements

12.   We note your response to comments 30 and 31. Please disclose if a group that includes the holder(s) of the 30.1 million outstanding shares and shareholders with anti-dilution rights pursuant to Section 13.2 of the Share Exchange Agreement and warrant holders constitute related parties which may be deemed beneficial owners of at least 5% of your outstanding shares. Disclose their significant anti-dilution rights and economic interests in a note to the financial statements.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Dean Suehiro, Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.


Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director


cc: Via Email
Matthew O'Brien
Chief Technology Officer